UNITED ST
SECURITIES AND EXCHA
Washington, D.

09058581

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65657 |

AB
3/6

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CDK Financial Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Keesee — 212-751-4967
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T McCallum, CPA, P.C.
(Name - if *individual, state last, first, middle name*)

| 780 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (city) | (State) | Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDK Financial Services , LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital .
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CDK FINANCIAL SERVICES, LLC

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2008

CONTENTS

**WILLIAM T. McCALLUM, CPA, P.C.**
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600


To the Members of
CDK Financial Services, LLC

We have audited the accompanying Statement of financial condition of CDK Financial Services, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of CDK Financial Services, LLC as of December 31, 2008, and the results of it operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William T. McCallum CPA PC

New York, New York
February 23, 2009

CDK FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

## ASSETS

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 580,480 |
| Restricted Cash (Note E) | 224,640 |
| Fees Receivable (Note C) | 66,415 |
| Deferred Tax Asset (Note A & D) | 9,034 |
| Total Assets | $ 880,569 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable and accrued liabilities | $ 318,939 |
| TOTAL LIABILITIES | 318,939 |
| MEMBERS' EQUITY | 561,630 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 880,569 |

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
December 31, 2008

| | |
|---|---|
| REVENUES: | |
| Placement Fees (Note C) | $ 3,821,472 |
| Interest Income | 17,604 |
| TOTAL REVENUE | 3,839,076 |
| | |
| EXPENSES: | |
| Salaries | 737,417 |
| Commissions | 257,287 |
| Support Fees (Note B) | 670,038 |
| Rent | 283,862 |
| Pension Expense | 32,440 |
| Other Operating Expenses | 182,868 |
| | |
| TOTAL EXPENSES | 2,163,912 |
| | |
| PROVISION FOR CITY INCOME TAX (Note D) | 101,488 |
| | |
| NET INCOME | $ 1,573,676 |

The accompanying notes are an integral part of these financial statements

# CDK FINANCIAL SERVICES, LLC
## STATEMENT OF CHANGES IN MEMBERS' EQUITY
### December 31, 2008

| | |
|---|---|
| MEMBERS' EQUITY AT THE BEGINNING OF YEAR | $ 1,711,862 |
| NET INCOME | 1,573,676 |
| MEMBERS' DISTRIBUTIONS | (2,723,908) |
| MEMBERS' EQUITY AT END OF YEAR | $ 561,630 |

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
December 31, 2008

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income | $ 1,573,676 |
| Adjustments to reconcile net income to net cash | |
| Deferred Tax Asset (Note A & D) | |
| provided by operating activities | |
| Decrease in assets: | |
| Fees Receivable | 1,330,621 |
| Deferred City Income Tax Asset | (9,034) |
| Decrease in liabilities: | |
| Accounts Payable | (367,963) |
| Deferred City Income Tax | (28,935) |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 2,498,365 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Decrease in assets: | |
| Restricted Cash | 55,605 |
| **NET CASH USED IN INVESTING ACTIVITIES** | 55,605 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Members' Distributions | (2,723,908) |
| **NET CASH USED IN FINANCING ACTIVITIES** | (2,723,908) |
| **NET DECREASE IN CASH** | (169,938) |
| **CASH AT BEGINNING OF THE YEAR** | 750,418 |
| **CASH AT END OF THE YEAR** | $ 580,480 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | |
| Cash paid during the year for city income taxes | $ 153,507 |

The accompanying notes are an integral part of these financial statements

## NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Operations

CDK Financial Services, LLC (the "Company"), is a Delaware Limited Liability Company that is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is focused exclusively on the private placement of hedge funds to sophisticated institutional and high net worth investors. The Company is engaged by several hedge fund managers, located both in the United States and offshore. The Company's revenue is derived from placement fees, which are related to management and performance fees. These fees are received by the Company's clients on the assets placed by the Company by investors in hedge funds managed by the Company's clients. The Company does not handle clients' funds or securities and is not otherwise engaged in securities trading.

### Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation included, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

### Concentrations of Credit Risk arising from cash deposits in excess of insured limits

The Company maintains its cash balances at a major banking institution. The Company does not believe that it has any risk with respect to its cash balances.

### Receivables

Receivables are uncollateralized obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Since management believes that the receivables recorded are fully collectible and are therefore stated at net realizable value, at December 31, 2008, management has not provided an allowance for doubtful accounts.

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement.

Deferred tax assets and liabilities for New York City income tax purposes are recognized and provide for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities utilizing the accrual method of accounting and their respective income tax bases utilizing the cash method of accounting for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition

Revenue from placement fees related to management and performance fees, are recorded on the accrual basis, at the time when fees are determined to be earned based upon contractual arrangements.

## NOTE B: RELATED-PARTY TRANSACTIONS

The Company receives support and administrative services from one of the Company's members. In this regard, in consideration of a support fee, the affiliate incurs significant operating expenses on behalf of the Company. For the year ended December 31, 2008, the Company incurred $670,038 in support fees.

## NOTE C: PLACEMENT FEE AGREEMENTS

The Company entered into agreements with unrelated entities whereby, the Company earns placement fees related to management and performance fees of various hedge funds. Generally, placement fees related to the management fees are pre-paid at the beginning of each quarter whereas, the placement fees related to performance fees are generally payable within five days of receipt by the Company's clients, the majority of which are at year end. During 2008 the Company's placement fees related to management fees and performance fees were $3,738,251 and $83,221, respectively. At December 31, 2008, placement and management fees related to performance fees receivable amounted to $66,415. For the year ended December 31, 2008, approximately 94% of the fees were earned from one unrelated entity.

## NOTE D: INCOME TAXES

Although the Company pays no federal or state income taxes as a limited liability company that has elected to be treated as a partnership.

In June 2006, the Financial Accounting Standards Board (the "FASB") issued Financial Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities such as the Company, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures.

## NOTE D: INCOME TAXES (continued)

Management has determined that the adoption of the Interpretation did not have a material impact to the Company's financial statements. However, management's conclusions regarding the Interpretation will be subject to review and may be adjusted at a later date based on factors, including but not limited to, on-going analyses of changes in tax laws, regulations and interpretations thereof.

The Company is subject to the New York City unincorporated business tax on its income, with modifications, at the rate of four percent. As such, for the year ended December 31, 2008, the New York City income tax provision consisted of the following:

| | |
|---|---|
| Current City Tax | $139,457 |
| Deferred City Tax (Benefit) | ( 37,969) |
| Provision for City Income Taxes | $101,488 |

At December 31, 2008, the deferred tax asset resulted from timing differences between financial and income tax reporting related to fees receivable and accounts payable.

## NOTE E: DESCRIPTION OF LEASE AGREEMENTS MINIMUM FUTURE LEASE OBLIGATIONS

Effective as of June 15, 2005, the Company entered into a seven year lease agreement for office space in New York City.

The following is a schedule of the Company's required minimum future annual lease obligations:

| Year | Rental |
|---|---|
| 2009 | 288,252 |
| 2010 | 288,252 |
| 2011 | 288,252 |
| 2012 | 144,126 |
| | $ 1,008,882 |

## NOTE E: DESCRIPTION OF LEASE AGREEMENTS MINIMUM FUTURE LEASE OBLIGATIONS-CONTINUED

In lieu of providing a cash security deposit pursuant to the lease agreement, the Company provided a bank issued letter of credit ("the Letter") to the landlord in the amount of $280,245. The bank's collateral for said Letter is in the form of a restricted cash balance. The Letter may be reduced by $22,242 each year at the end of the second, third and fourth lease year and by $24,021 each year at the end of the fifth and sixth year. As of December 31, 2008, the restricted cash balance was $224,640.

## NOTE F: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission *Uniform Net Capital Rule* (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008, the Company had net capital of $441,541 which exceeded requirements by $432,278.

CDK FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2008

| | | |
|---|---|---|
| **CREDITS** | | |
| Members' equity | $ | 561,630 |
| Discretionary Liabilities | | 180,000 |
| TOTAL CREDITS | | 741,630 |
| | | |
| **DEBITS** | | |
| Nonallowable assets: | | |
| Fee Receivables, net of compensation payable only upon collection of the fees | | 66,415 |
| Deferred Tax Asset | | 9,034 |
| Restricted Cash | | 224,640 |
| | | |
| TOTAL DEBITS | | 300,089 |
| NET CAPITAL | | 441,541 |
| | | |
| Minimum net capital requirement - greater of 6 2/3% of aggregate indebtedness of $98,939 or $5,000 | | 9,263 |
| | | |
| NET CAPITAL IN EXCESS OF REQUIREMENT | | 432,278 |
| | | |
| **AGGREGATE INDEBTEDNESS** | | |
| Accrued expenses and other liabilities net of discretionary liabilities of $180,000 | | 138,939 |
| | | |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 138,939 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.31 |

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC

SUPPLEMENTARY INFORMATION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

| | |
|---|---|
| Net Capital, as reported in Company's Part II-A Focus Report (unaudited) | 495,215 |
| Increase in Net Income | - |
| Credit: Discretionary Liabilities | 180,000 |
| Debit: Deferred Tax Asset | (9,034) |
| Debit: Restricted Cash | (224,640) |
| Net Capital, as adjusted | $ 441,541 |

The accompanying notes are an integral part of these financial statements

CDK FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2008

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

<u>INDEPENDENT AUDITOR'S REPORT</u>
<u>ON INTERNAL CONTROL REQUIRED</u>
<u>BY SEC RULE 17a-5</u>

**WILLIAM T. McCALLUM, CPA, P.C.**
**780 Third Avenue**
**New York, New York 10017**
**(212) 644-6464**

**Telecopier**
**(212) 644-2600**

To the Members
CDK Financial Services, LLC
New York, New York

In planning and performing our audit of the financial statements and supplementary information of CDK Financial Services, LLC (the Company) for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicted a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William T McCallum CPA PC

New York, New York
February 23, 2009